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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                               booktech.com.inc.
________________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, par value $.0042 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  098583 10 7
        _______________________________________________________________
                                (CUSIP Number)

 Richard M. Bain, Esq., 1400 Bank One Center, Cleveland, OH 44114  216-363-1400
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 31, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------

CUSIP NO. 098583 10 7
          -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Dennis Hershey
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      SC, PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,821,211
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
     PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,821,211
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,527,189
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

Item 1. Security and Issuer

          The title of the class of equity securities to which this Statement relates is common stock, par value $.00042 per share (the "Company Common Stock") of booktech.com, inc., (the "Company") a Massachusetts corporation which has its principal executive offices at 42 Cummings Park, Woburn, Massachusetts 01801.

Item 2. Identity and Background

          Mr. Hershey is principally employed at Service Sales, Inc. The business address is 5020 Richmond Road, Cleveland, Ohio, 44146.

          During the last five years, Mr. Hershey has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          Mr. Hershey is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

          See Item 4 below.

Item 4. Purpose of Transaction

          On March 31, 2000, EG Acquisitions Corporation, a Nevada corporation and wholly-owned subsidiary of Ebony & Gold Ventures, Inc., a Nevada corporation, merged (the "Merger") with and into booktech.com, inc., (identified as the "Operating Company" prior to the Merger) pursuant to an Agreement and Plan of Merger dated as of March 31, 2000 (the "Merger Agreement"). Following the Merger, the business of the Company is the same business conducted by the Operating Company prior to the Merger. The Company is principally engaged in the business of producing digital on demand educational services. The Company provides services which allows educators to create and facilitate delivery of superior hard text and digitally customized text books online.

          Pursuant to the terms of the Merger Agreement, the Company issued 7,520,690 shares of authorized but unissued Company Common Stock and 1,100,000 shares of its Series B Preferred Stock to the former holders of common stock of the Operating Company. The shares issued to the former stockholders of the Operating Company carry approximately 57.1% of the voting rights in the Company following the Merger. In connection with the Merger, the Company also acquired all the assets of Virtuosity Press LLC, a Delaware limited liability company ("Virtuosity"). The members of Virtuosity were issued 1,379,310 shares of Company Common Stock.

          All outstanding options and warrants to purchase common stock of the Operating Company were converted into options and warrants to purchase Company Common Stock. The sole outstanding option to purchase an aggregate of 1,000 shares of common stock of the Operating Company was converted into an option to purchase an aggregate of 344,828 shared of Company Common Stock at an exercise price of $0.29 per share.

          Debt totaling $3,216,171 owed by the Operating Company to certain debtholders was converted into 2,135,301 shares of Series A Preferred Stock of the Company.

          Mr. Hershey received Company Common Stock as a result of the conversion of the shares of common stock that they held in the Operating Company (pursuant to the Merger).

Item 5. Interest in Securities of the Issuer

          (a) and (b) Mr. Hershey is the record owner of 1,411,483 shares of the Company Common Stock. Mr. Hershey is also the beneficial owner of an additional 115,706 shares of the Company Common Stock held by The Hershey Family Limited Partnership, altogether representing an aggregate of approximately 8.2% of the outstanding shares of the Company Common Stock. Mr. Hershey has power to vote and direct the disposition of the 1,411,483 shares of the Company Common Stock as well an additional 409,728 shares of the Company Common Stock held by his children Aaron, Noah and Julie.

          (c) No transactions in the issued and outstanding shares of the Company by the Reporting Person have been effected during the past 60 days.

          (d) The Reporting Person is not aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company Common Stock set forth above.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of Issuer

          Except as otherwise noted in Item 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                         /s/ Dennis Hershey
                                         ------------------------------
                                         DENNIS HERSHEY

                                       3